U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:   December 31, 1996
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[X]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 1996
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      Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or
      Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant:     Headstrong Group, Inc.
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      Former Name if Applicable:
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            5 Lexington Avenue
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            Address of Principal Executive Office (Street and Number)

            East Brunswick, New Jersey 08816
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            City, State and Zip Code




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Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III -  Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


      Headstrong Group Inc. has changed auditors from 1995. Form 8-Ks were filed to announce the change of auditors. The change was not due to a dispute regarding accounting principles, nor was it due to a dispute over the financial statements themselves. This change occurred late in the year, precluding the timely completion of their independent audit.


















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Part IV - Other Information
________________________________________________________________________________

      (1) Name and telephone number of person to contact in regard to this notification:

      Jerry Orodenker                       908          254-3433
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      (Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes               [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes               [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Expected Change in Results of Operation

       Headstrong Group, Inc. (the "Company") expects significant improvement in the net loss that will be reported for the year ended December 31, 1996 as compared to the previous fiscal year. The Company expects that the net loss that will be reported for 1996 will be approximately 6 to 7 million dollars less than the net loss reported for the previous year. The Company contributes this expected improvement to significant reductions in (i) its cost of goods sold,
(ii) its sales,  general and administrative  expenses,  and, to a lesser extent,
(iii) an increase in revenue and interest income.

        Specifically, the Company expects that its cost of goods sold could be reduced by as much as 35% ($2,500,000) primarily as a result of improved purchasing procedures and identification of lower cost suppliers. Sales, general and administrative expenses are expected to be approximately 50% less than the prior year ($3,500,000) primarily as a result of the extraordinary settlement amounts and legal expenses incurred during 1995 and not in 1996. The Company expects revenue to increase by approximately $500,000 because of its enhanced marketing efforts.


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                               Headstrong Group, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Headstrong Group, Inc.

Date:  March 31, 1997                           By: /s/ Dale Friedman
                                                   -----------------------------
                                                Its:  President
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